FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2

Date of Material Change

July 16, 2008

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on July 16, 2008.

Item 4

Summary of Material Change

Gammon Gold Inc. (“Gammon”) (TSX:GAM and AMEX:GRS): announces the following:

1.

The Appointment of George Elliott to the Gammon Board of Directors

2.

Claim Against Gammon Gold Amended

Item 5

Full Description of Material Change

Gammon Gold Inc. (“Gammon”) (TSX:GAM and AMEX:GRS): announces the following:

The Appointment of George Elliott to the Gammon Board of Directors

Mr. Elliott is a seasoned business leader with 35 years of experience in legal affairs and corporate finance throughout a variety of industries. Most recently, from 2000 to 2007, Mr. Elliott held the roles of Chairman and CEO for Titanium Corporation Inc. Prior to this, Mr. Elliott was senior counsel at the law firm Gowling Lafleur Henderson. Mr. Elliott has also served as an Executive Vice President of MCAP Financial, which manages over C$20 billion in mortgage investments for Canadian financial institutions. Mr. Elliott’s vast business experience will bring considerable strength to Gammon’s Board of Directors. In addition, Mr. Elliott will assume the position of Chair of the Nominating & Corporate Governance Committee. Mr. Elliott replaces Frank Conte who resigned from the Gammon Board of Directors effective July 2, 2008.

Mr. Fred George, Chairman and President of Gammon Gold commented, “Along with the progress we have made in achieving significant operational and financial improvements we continue to enhance the overall effectiveness of our Board by appointing seasoned professionals with proven track records that strengthen the Board’s overall independence and expertise. Mr. Elliott’s appointment, together with the recent appointment of Andre Falzon, who for most of his career was Vice President and Controller of Barrick Gold Corporation, will continue to serve this strategic objective.” Mr. George continued, “As we execute on our growth strategy we will continue to identify potential Board members who will best contribute to that strategy. On behalf of the Board of Directors I would like to welcome Mr. Elliott to Gammon Gold.”

Mr. Rene Marion, Chief Executive Officer of Gammon Gold commented, “I am pleased that Mr. Elliott has accepted the appointment to the Board of Directors. Coupled with his extensive Board experience, Mr. Elliott’s background in corporate finance and law adds tremendous strength to the Gammon Board and his focus on business development and relationship management will lend a unique perspective that will serve the Board well.” Mr. Marion continued, “As we continue to drive ongoing operational and financial improvements to the Company, we remain committed to creating a stronger and more strategic Board to support our growth strategy.”

Claim Against Gammon Gold Amended

The Company also stated that a previously filed statement of claim in which the Company was named as a defendant has been amended to, among other things, assert new claims and increase the damages sought from eighty million dollars to one hundred and sixty million dollars.

Gammon Gold considers the allegations in the amended statement of claim to be without merit and intends to vigorously defend itself.  The Company believes that it acted with appropriate care, diligence and skill at all times. In this litigation Gammon will be seeking, among other remedies, full recovery of its legal costs from the plaintiff.

Gammon remains focused on its operations which reported its third consecutive quarter of improvements resulting in another consecutive quarter of best ever production and operating cash flow in the history of the Company.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel:  902-468-0614

Item 9

Date of Report

July 16, 2008